Zale: A Turnaround Story Cut Short?
  The Right Deal But The Wrong Price

TIG Advisors' Response to ISS' Recommendation 'For' the Merger

May 23, 2014

TIG ADVISORS, LLC

Registered Investment Adviser

Zale – A Turnaround Story Cut Short? Right Deal, Wrong Price

- The ISS recommendation that shareholders vote 'For' the merger with Signet is based on flawed facts, flawed math and flawed analysis.

- A recommendation 'For' the merger fails to recognize the standalone prospects of the business, the flaws in the process run by the Board and the enormous, lopsided splitting of synergy value that will accrue to Signet shareholders as a result of a once in an industry event to significantly consolidate the North American jewelry retail industry.

> While ISS got it wrong, the Market seems to have gotten it right. The Market is clearly signaling that Signet shareholders are disproportionately benefiting at the expense of Zale shareholders.

TIG | ADVISORS, LLC

ISS Analysis Flawed in it's Math

- We are pleased that ISS agrees with our approach to looking at Zale's valuation based on the unaffected price from before the deal's announcement and the multiple at which the shares were trading at relative to sell-side analyst EBITDA projections. ISS labels this argument "compelling."

- We are, however, disappointed that in analyzing what the standalone value of Zale might be, **ISS adopts an EBITDA figure for F2016 that is 10% below Management's own 'Alternative Case' from the proxy, which is the downside case presented to the Board.** ISS labels this approach a "more robust method" as it risk-adjusts Management's projections.

- While we disagree with further risking Management's own downside case, **ISS makes a mathematical error** in calculating the implied share price. Using ISS' own arguments but correcting for ISS' mathematical mistake, **ISS should have concluded that standalone price is ~$21.76, not the $15.60 that ISS claims.**

- The backbone of ISS' conclusion seems to us to be the belief that the standalone value is $15.60 – but this is based on ISS' MATHEMATICAL ERROR.

ISS Analysis Flawed in it's Math

- We believe this error is more than a simple "typo" by ISS, it is a major FLAW that leads directly to ISS' incorrect recommendation.

- ISS' report elaborates for more than a page on why it's important to "risk-adjust" Management's forward projections (below even Management's own downside case) before applying the valuation multiple the shares were trading at in the market before the merger was announced.

- Had ISS used correct math, the only conclusion that one can draw from ISS' own logic, as elaborated in their 25 pages of analysis, is that standalone value for Zale is above the current $21 merger terms.

ISS Errors of Fact and Analysis

- ISS' errors don't stop with just math, there are major **ERRORS OF FACT AND ANALYSIS**. In calculating the split of the synergies shared between Zale and Signet, ISS creates their own Discounted Cash Flow analysis. ISS claims to use a WACC based on the fairness opinion rendered by BofA. Unfortunately, ISS uses a WACC ranging from 12-16% but **the fairness opinion actually uses a WACC ranging from 11-13%** when analyzing Zale's prospective cash flows.

- It appears to us that ISS made a mistake and used the estimated cost of equity that BofA had used, not the WACC.

- Further still, in our opinion, any analysis of synergy value should use a far lower cost of capital than Zale's WACC. We calculate Signet's WACC as approximately 9% and believe a number small than this is appropriate to value cost synergies.

- The ISS analysis also fails to fully analyze the margin expansion that will happen in Zale's business under Signet's ownership – this is the margin expansion that will happen in addition to the $100M of stated cost synergies. (Management's projections call for $112M of margin expansion from F'14 – F'16)

Note: See page 41 of Zale's proxy to find BofA's WACC assumptions.

ISS Errors of Fact and Analysis

- The severity of ISS' error can be seen by a simple comparison of the value ISS calculates using a DCF at their 14% WACC level ($371M) versus how we believe most investors will capitalize synergies. Just looking at the $100M of stated synergies, capitalized at an 8.5x multiple yields $850M of value creation, or ~130% more than the midpoint of ISS' analysis. The magnitude of the difference is a result of both ISS' error in terms of discount rate but also likely due to a misunderstanding for how synergies are valued by public equity investors.

- Errors in ISS' DCF analysis lead to substantial errors in the analysis of how synergy value creation was shared between Zale and Signet shareholders. A correct analysis shows a lopsided outcome that benefits Signet shareholders.

ISS' Analysis Fails to Analyze Conflicts of Interest

- **We are also troubled by ISS' complete dismissal of ANY of the conflicts of interest issues we have raised in our proxy materials and press releases to date.**

- ISS failed to address important issues related to Golden Gate Capital's conflicted role.

- ISS failed to address important issues related to BofA's conflicted role.

- ISS failed to address the dated nature of Management's projections.

Zale – A Turnaround Story Cut Short? Right Deal, Wrong Price

- TIG Advisors is a 9.5% holder of Zale Corporation and intends to vote **AGAINST** the transaction with Signet.

- Previously undisclosed* and compelling financial projections from Zale make it clear that the standalone value of Zale is worth well above trading levels seen before the deal was announced. Shareholders are not being paid a fair value for the margin expansion opportunity they already own, much less a fair premium.

- The $1.4B increase in Signet's market capitalization on the date of the acquisition announcement compares to a $286M *premium* paid for Zale shares. Signet shareholders are receiving 5x the value that Zale holders are receiving. This lopsided outcome could not illustrate the one-sided value transfer to Signet shareholders more clearly.

- A sale process replete with numerous conflicts of interest, particularly relating to Golden Gate Capital's involvement as well as that of Bank of America, doomed shareholders' chances for a fair outcome.

Note: * Management's projections were unknown to the market at the time that the merger agreement was executed. These projections have since been filed with the Company's proxy materials.

TIG | ADVISORS, LLC